                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   ----------


                                 Schedule 13G/A
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(b)
                                (Amendment No. 1)









                                Page 1 of 5 Pages


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---------------------                                       --------------------
CUSIP NO. 109195 10 7                 13G                   Page 2 of 5 Pages
---------------------                                       --------------------


--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                       Roger H. Brown
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States
--------------------------------------------------------------------------------
      NUMBER OF          5     SOLE VOTING POWER

       SHARES
                   -------------------------------------------------------------
    BENEFICIALLY         6     SHARED VOTING POWER

      OWNED BY                          755,498
                  -------------------------------------------------------------
        EACH             7     SOLE DISPOSITIVE POWER

      REPORTING
                   -------------------------------------------------------------
       PERSON            8     SHARED DISPOSITIVE POWER

        WITH                            755,498
--------------------------------------------------------------------------------
      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       755,498
--------------------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                 [ ]

--------------------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       6.2%
--------------------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

                       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


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---------------------                                       --------------------
CUSIP NO. 109195 10 7                 13G                   Page 3 of 5 Pages
---------------------                                       --------------------




Item 1(a).          Name of Issuer:               Bright Horizons Family
                                                  Solutions, Inc. ("BFAM")

Item 1(b).          Address of Issuer's           One Kendall Square
                    Principal Executive           Building 200
                    Offices:                      Cambridge, MA 02139

Item 2(a).          Name of Person Filing:        Roger H. Brown

Item 2(b).          Address of Principal          One Kendall Square
                    Business Office or, if        Building 200
                    none, Residence:              Cambridge, MA 02139

Item 2(c).          Organization/Citizenship:     United States citizen

Item 2(d).          Title of Class                Common stock, $.01 par value
                    of Securities:                ("Common Stock")

Item 2(e).          CUSIP Number:                 109195 10 7

Item 3.             Inapplicable.

Item 4.             Ownership.

                                                                                                       Shared
                 Total Shares          Percent         Sole           Shared            Sole            Power
                of Common Stock          of           Voting          Voting          Power to            to
Person        Beneficially Owned      Class(1)         Power           Power          Dispose          Dispose
------        ------------------      --------         -----           -----          -------          -------
Roger H.          755,498(2)            6.2%             -            755,498             -            755,498
Brown

----------------

(1) Based on approximately 11,814,768 shares of Common Stock outstanding as of December 31, 1999, plus 283,484 shares of Common Stock subject to options beneficially held by Mr. Brown, which are exercisable within 60 days of December 31, 1999.
(2) Includes 241,863 shares held by Mr. Brown as trustee of the Roger H. Brown, Jr. Trust, 230,151 shares held by his spouse as trustee of the Linda A. Mason Trust, and 283,484 shares which Mr. Brown had the right to beneficially acquire within 60 days of December 31, 1999 upon exercise of options (97,650 of which were held by his spouse).

---------------------                                       --------------------
CUSIP NO. 109195 10 7                 13G                   Page 4 of 5 Pages
---------------------                                       --------------------


Item 5.           Ownership of Five Percent or Less of a Class.

                           Inapplicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                           Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Inapplicable.

Item 8.           Identification and Classification of Members of the Group.

                           Inapplicable.

Item 9.           Notice of Dissolution of Group.

                           Inapplicable.

Item 10.          Certifications.

                           Inapplicable.


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---------------------                                       --------------------
CUSIP NO. 109195 10 7                 13G                   Page 5 of 5 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      02/14/00
                                      ------------------------------------------
                                      Date



                                      /s/ Roger H. Brown
                                      ------------------------------------------
                                      (Signature)



                                      Roger H. Brown, President and CEO of BFAM
                                      ------------------------------------------
                                      (Name/Title)